                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               JUNUM INCORPORATED
           --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   48204R 10 3
           --------------------------------------------------------
                                 (CUSIP Number)

                               Emanuel M. Freedman
                              650 Harbor Street, #1
                            Venice, California 90291
                                 (310) 827-7827
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                NOVEMBER 7, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP NO. 48204R 10 3


     Emanuel M. Freedman
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
--------------------------------------------------------------------------------
 (3) SEC Use Only


--------------------------------------------------------------------------------
 (4) Source of Funds*
         PF
--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United Kingdom
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,316,236 SHARES OF COMMON STOCK**
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  20,215,500
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,316,236 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                       N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,215,500 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     40.6% OF COMMON STOCK**
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     INDIVIDUAL
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

** SEE ITEM 3 BELOW FOR ADDITIONAL INFORMATION. BASED ON 49,795,903 SHARES OUTSTANDING AS OF THE DATE HEREOF.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") and other securities of Junum Incorporated, a Delaware corporation (the "Issuer"), which has its principal executive offices at 1590 Corporate Drive, Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement relates to the securities of the Issuer are held by Emanuel
M. Freedman. Mr. Freedman's address is 650 Harbor Street, #1, Venice, California 90291. Mr. Freedman is a retired business consultant and investor, and is a citizen of the United Kingdom.

     Mr. Freedman has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 4, 2002, Mr. Freedman, through a wholly-owned company, acquired
(1) a convertible debenture in the original principal amount of $50,000, which is convertible into Common Stock at the rate of the lesser of (i) 80% of the averaged three lowest closing prices for the Company's Common Stock for the twenty (20) trading days immediately preceding the Conversion Date or (ii) $0.085, and (2) a warrant to purchase 500,000 shares of the Common Stock at an exercise price equal to the lesser of (i) $0.085 per share, or (ii) 80% of the average of the lowest three closing prices reported for the Common Stock in the twenty trading days prior to exercise. Consideration paid for these securities was $50,000 cash.

     Mr. Freedman acquired 4,000 shares of Common Stock in open market transactions, and 222,000 shares indirectly (through a wholly-owned company), for cash with personal funds. 200,000 of such shares were acquired directly from David B. Coulter, the Company's Chief Executive Officer, for $0.001 per share.

     As of the date of this Schedule 13D, Mr. Freedman owns 226,000 shares of the Common Stock of the Company, including shares owned through Mr. Freedman's wholly-owned investment company. Assuming Mr. Freedman converted the debentures and warrants today, he would be entitled to receive an additional 1,088,236 shares in exchange for additional consideration of $42,500 plus cancellation of the $50,000 debenture.

     In addition, on November 7, 2001, Mr. Freedman received an irrevocable proxy to vote all shares owned by David B. Coulter (19,989,500 as of January 30, 2002, as reported in Mr. Coulter's Schedule 13D filed on that date), which represent approximately 40% of the issued and outstanding shares outstanding as of the date of this filing. While this number of shares is based on the January 30, 2002 filing by Mr. Coulter of a Schedule 13D, Mr. Freedman is not aware of the actual number of shares owned by Mr. Coulter, and this number may change from time to time.

     The Irrevocable Proxy and Voting Agreement provides that until November 7, 2006, David B. Coulter irrevocably agrees to vote all of his shares of common stock of the Company which Coulter (x) then owned of record, (y) becomes the owner of record after the date thereof, or (z) for which Coulter had in any manner the right to vote, on all matters on which the shareholders of the Company are permitted, required or requested to vote or consent, whether at a meeting or by written consent, as directed by Monty Freedman or his designated successor (the "Proxy Holder"). The voting agreement shall automatically terminate as to any shares of Common Stock sold by Coulter to a bona fide, non-affiliated third party transferee of the shares of Common Stock, who is not related to, or an affiliate of, Coulter or any relative of Coulter, or otherwise have any agreement, arrangement or understanding with Coulter or any of his affiliates with respect to the voting of, or disposal of, any shares of Common Stock. In addition, the agreement provides that Coulter shall have the right to vote any shares to which he would otherwise be entitled to vote with respect to any sale or merger of the Company. So long as Mr. Coulter owns at least 10,000,000 shares of common stock, and for so long as the proxy referenced above is outstanding, Mr. Freedman is required to vote all of the shares subject to the proxy in favor of appointing David Coulter as Chairman of the Board.

     To the extent Mr. Coulter enters into a bona-fide, arm's length agreement to sell shares of common stock in a private transaction by Mr. Coulter to a bona-fide third party, and pursuant to which such shares are restricted securities and not transferable for one year after the date of such sale, Mr. Coulter shall have the right to cause the proxy described above to expire with respect to up to a maximum of one percent (1%) per quarter of the total issued and outstanding shares of common stock of the Company.

     The description of the proxy and voting agreement set forth above is qualified in its entirety by reference to the attached Exhibit to this Schedule 13D, which contains such agreement in full.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Mr. Freedman was primarily for investment purposes. To the best knowledge of Mr.
Freedman:

     (a) There are no tentative plans or proposals by Mr. Freedman to acquire additional securities of the Issuer.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently four vacancies on the Board of Directors of the Issuer, which has an authorized number of four members. At the present time, David B. Coulter is the only director serving on the Board of Directors of the Issuer. Mr. Freedman has no present plans to initiate or approve any change to the Board of Directors.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board ("EBB").

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Mr. Freedman is the direct beneficial owner of 4,000 shares of the Common Stock of the Issuer, excluding shares for which Mr. Freedman holds a proxy as described above. As of the date hereof, Mr. Freedman is the indirect beneficial owner of up to 1,088,236 shares of Common Stock issuable upon exercise of a warrant and conversion of a debenture, as described above, and 222,000 shares of Common Stock, all of which are held by a company wholly-owned by Mr. Freedman. Mr. Freedman disclaims all beneficial ownership of all shares of Common Stock subject to the proxy and voting agreement described above (19,989,500 as reported on David Coulter's Schedule 13D filed on January 30, 2002, and which number may change from time to time based on sales or acquisitions of shares by Mr. Coulter).

     (b) Mr. Freedman has the sole power to vote and to dispose of the securities of the Issuer described herein, other than the securities subject to the proxy and voting agreement described above, as to which Mr. Freedman has no power to dispose of such securities.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Freedman during the past 60 days, except as described in Item 3.

     (d) To the best knowledge of Mr. Freedman, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Freedman.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Freedman.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Irrevocable Voting Agreement and Proxy


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 2002                                /s/ Emanuel M. Freedman
                                       ----------------------------------------
                                                  Emanuel M. Freedman

EXHIBIT 1

                     Voting Agreement and Irrevocable Proxy
                     --------------------------------------

         Until the fifth anniversary of the date hereof, David B. Coulter ("Coulter") hereby irrevocably agrees to vote all of his shares of common stock (the "Common Stock") of Junum Incorporated (the "Company") which Coulter (x) currently owns of record, (y) becomes the owner of record after the date hereof, or (z) for which he has in any manner the right to vote, on all matters on which the shareholders of the Company are permitted, required or requested to vote or consent, whether at a meeting or by written consent, as directed by Monty Freedman or his designated successor (the "Proxy Holder"). The foregoing voting agreement shall not be personal to Coulter, but shall attach to all shares of Common Stock as described above, and shall therefore bind any bona fide, non-affiliated third party transferee of the shares of Common Stock, except, however, that this voting agreement shall automatically terminate as to any shares of Common Stock sold by Coulter to a bona fide, non-affiliated third party transferee of the shares of Common Stock, who is not related to, or an affiliate of, Coulter or any relative of Coulter, or otherwise have any agreement, arrangement or understanding with Coulter or any of his affiliates with respect to the voting of, or disposal of, any shares of Common Stock (an "Independent Third Party"). This voting agreement shall be deemed to be coupled with an interest, and is irrevocable.

         By Coulter's execution hereof and in order to secure the obligations of Coulter hereunder, Coulter hereby irrevocably constitutes and appoints Monty Freedman and any successor Proxy Holder designated in writing by Mr. Freedman (but such designation shall not be effective until first provided to Mr. Coulter), and if Mr. Freedman or his designated successor shall be unavailable, the Chief Executive Officer of the Company, and either of them, as Coulter's true and lawful attorney-in-fact, with full power of substitution, to: (i) vote, in accordance with the foregoing voting agreement, all shares of Common Stock which Coulter may be entitled to vote upon the election of directors and any other matter that may be properly presented for a vote of shareholders at any annual or special meeting of shareholders of the Company, and (ii) vote, in accordance with the foregoing voting agreement, by means of a written consent of shareholders, all shares of Common Stock which Coulter may be entitled to vote upon the election of directors and any other matter that may be properly presented for the consent of shareholders by written consent in lieu of a vote taken at any annual or special meeting of shareholders of the Company and (iii) execute, acknowledge, swear to and file in the name, place and stead of Coulter any consent, approval, or other documents to be executed by the shareholders in connection with such votes. Notwithstanding anything herein to the contrary, Coulter shall have the right to vote any shares to which he would otherwise be entitled to vote with respect to any sale or merger of the Company. The Proxy granted hereby is irrevocable and shall be deemed coupled with an interest in the above described voting agreement and other related agreements for the term stated herein and it shall survive any insolvency of Coulter.

         Upon the date that the Company shall have achieved one full year of positive cash flow, and has paid in full all outstanding liabilities of the Company as of the date hereof out of operational cash flow, the Proxy Holder shall execute an amendment to this Agreement which provides that fifty percent of the shares of common stock subject to this proxy at that time (but not including any shares subject to any right or other arrangement to purchase such shares by Junum) shall no longer be subject to the terms of this Agreement.

         To the extent Mr. Coulter enters into a bona-fide, arm's length agreement to sell shares of common stock in a private transaction by Mr. Coulter to a bona-fide third party, and pursuant to which such shares are restricted securities and not transferable for one year after the date of such sale, Mr. Coulter shall have the right to cause the proxy described above to expire with respect to up to a maximum of one percent (1%) per quarter of the total issued and outstanding shares of common stock of Junum (not including shares issuable upon exercise or conversion of options, warrants or other convertible securities).

         So long as Mr. Coulter owns at least 10,000,000 shares of common stock, and for so long as the proxy referenced above is outstanding, Mr. Freedman shall vote all of the shares subject to this proxy in favor of appointing David Coulter as Chairman of the Board.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of November ___ 2001.

DAVID B. COULTER                                     JUNUM INCORPORATED


By:/s/ David B. Coulter                              By:/s/ David B. Coulter
   --------------------                                 --------------------
   David B. Coulter, individually                       David B. Coulter, CEO

Monty Freedman



By: /s/ Monty Freedman
    ----------------------
    Monty Freedman, individually